Mail Stop 4561

November 9, 2007

Mark E. Haidet
Chief Financial Officer
Radiant Systems, Inc.
3925 Brookside Parkway
Alpharetta, GA 30022

>   **Re: Radiant Systems, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Forms 8-K Filed on February 15, April 26, July 26 and October 26,**
>   **2007**
>   **File No. 000-22065**

Dear Mr. Haidet:

        We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Risk Factors, page 11

1.   We note from your Risk Factor disclosure that your license agreements may apparently include currently deliverable software product as well as delivery requirements for software under development. You also have noted they may apparently include acceptance criteria and contingent payment terms. Please describe further the nature of these software under development arrangements and how you are accounting for them. Also, please tell us how you are accounting for

the acceptance criteria and contingent payment terms. Please tell us why these risk factor revenue recognition matters have not been addressed in your revenue policy disclosures on pages 32 and 44.

Note 14. Segment Reporting Data, page 77

2.   Please revise future filings to disclose revenues from external customers attributed to the US geographic region, your country of domicile. See paragraph 38a.of SFAS 131.

Forms 8-K Filed on February 15, April 26, July 26 and October 26, 2007

3.   We believe the non-GAAP operating statement columnar format appearing in the Forms 8-K filed on February 15, April 26, July 26 and October 26, 2007 may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10 of Regulation S-K and the Division of Corporation Finance's Frequently Asked Questions Regarding Use of Non-GAAP Financial Measures, Question 8.

4.   We note the prominent presentation of "Adjusted Earnings" in the second line of the headline of each of the press releases noted above. Tell us how you determined that this presentation met the requirements of Item 10(e)(1)(i)(A) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendments to expedite our review. Please furnish a cover letter with any amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tammy Tangen at 202-551-3443 or me at 202-551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant